Exhibit 12.1

	Years ended December 31,
	2008	2007	2006	2005	2004	2003

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	286%	305%	319%	412%	653%	756%

Including interest on deposits	140%	147%	155%	184%	237%	248%

Net income	$15,785	$21,565	$19,805	$16,655	$14,016	$14,786	See income statements from financial stmts (10-K)
Provision for income taxes	8,509	10,685	10,284	7,823	6,437	7,301	See income statements from financial stmts (10-K)
Interest expense:
Interest expense on deposits	47,644	53,157	40,830	21,146	11,243	11,555	See income statements from financial stmts (10-K)
Interest expense on borrowings	12,654	15,365	13,451	7,564	3,400	3,067	See income statements from financial stmts (10-K)
Amortization of debt issuance costs	included above	included above	included above	included above	included above	included above
Dividends on preferred stock	—	—	—	—	—	—
Portion of rental expense deemed to represent interest	395	330	292	269	300	300	10% of GL accounts 573912 & 575102 (based upon analysis used for Unisys Leases outstanding)

Earnings (including interest on deposits)	$84,987	$101,102	$84,662	$53,457	$35,396	$37,009
Fixed Charges (including interest on deposits)	60,693	68,852	54,573	28,979	14,943	14,922

Earnings (excluding interest on deposits)	37,343	47,945	43,832	32,311	24,153	25,454
Fixed Charges (excluding interest on deposits)	13,049	15,695	13,743	7,833	3,700	3,367